SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

NOTICE OF ANNUAL GENERAL MEETING

PRUDENTIAL PLC

8 April 2011

Prudential plc

Notice of Annual General Meeting 2011

The Company announces today that, in compliance with Listing Rule 9.6.3, a copy of the Notice of Meeting for the 2011 Annual General Meeting has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do The Notice of Meeting is also available to view and download from the Company’s website at www.prudential.co.uk

Prudential’s Annual General Meeting will be held on Thursday 19 May 2011 at 11am at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Contact name for Enquiries

Anneka Kingan, Group Secretariat 020 7548 3807

Company official responsible for making notification

Clive Burns, Head of Group Secretariat, 020 7548 3805